August 26, 2016

Ms. Loan Lauren P. Nguyen

VIA EDGAR

Legal Branch Chief

Office of Natural Resources

U.S. Securities and Exchange Commission

Washington D.C. 20549

Mail Stop 4628

Phone: (202) 551-3642

Re:	Vertex Energy, Inc.
Registration Statement on Form S-1
File No. 333-207156

Dear Mrs. Nguyen:

Request is hereby made to accelerate the effectiveness of the above referenced registration statement to 2:00 p.m. Eastern Standard Time, Wednesday, August 31, 2016, or as soon thereafter as practicable.

Additionally, Vertex Energy, Inc. (the “Company”) acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at (281) 538-9802 xt. 104 or the Company’s counsel, John S. Gillies, of The Loev Law Firm, PC at (713) 524-4110.

Very truly yours,

/s/ Chris Carlson

Chris Carlson
Chief Financial Officer